

May 3, 2011

The Corporation Trust Company of Nevada
One East First Street
Reno, Nevada 89501

> **Re:** **Revolutions Medical Corporation**
> **Registration Statement on Form S-1**
> **Filed April 4, 2011**
> **File No. 333-173340**

Ladies and Gentlemen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Refer to our comments on your annual report on Form 10-K in our letter dated April 28, 2011. Please resolve outstanding comments prior to requesting effectiveness.

Prospectus Summary, page 6

2. Please revise your summary section to disclose the concerns raised by your auditors about your ability to continue as a going concern.

3. We note your disclosure that on February 22, 2009 you announced that you had received notification from the FDA that the 510K application for the 3cc RevVac Safety Syringe was cleared. We also note that the determination of substantial equivalence of that device appears to be addressed to Son Medical. Please clarify why the determination of substantial equivalence is directed to Son Medical and the nature of your relationship with that entity.

<u>Report of Independent Registered Public Accounting Firm, page 45</u>

4.   We note that the report appears to be dated March 30, 2010 yet it relates to the year ended December 31, 2010. Please provide a report that is dated after the end of the latest audited fiscal period.

<u>Signatures, page 73</u>

5.   It is unclear whether your registration statement has been signed by your controller or principal accounting officer, as required by Form S-1. Please revise.

<u>Exhibit 5.1</u>

6.   Please tell us how you intend to provide an opinion that is current at the time of effectiveness of the registration statement, given the language in the second sentence in the sixth paragraph.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or me at (202) 551-3528 if you have questions regarding our comments.

Sincerely,

Amanda Ravitz
Assistant Director

cc: Joseph M. Lucosky, Esq.